Filed by PAETEC Holding Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: McLeodUSA Incorporated

Registration Statement No.: 333-148172

This filing relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of September 17, 2007, as amended, by and among PAETEC Holding Corp. (“PAETEC”), McLeodUSA Incorporated and PS Acquisition Corp., a wholly-owned subsidiary of PAETEC.

* * * *

PAETEC Holding Corp. has filed with the SEC a registration statement on Form S-4 (File No. 333-148172), which contains a joint proxy statement/prospectus regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS, INCLUDING THE SUPPLEMENT TO THE JOINT PROXY STATEMENT/PROSPECTUS, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PAETEC, MCLEODUSA INCORPORATED AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus has been sent to PAETEC’s stockholders seeking their approval of PAETEC’s issuance of shares in the transaction and to McLeodUSA Incorporated stockholders seeking their approval of the merger agreement and the merger transaction. Investors and security holders may obtain a free copy of the registration statement and joint proxy statement/prospectus and other documents filed by PAETEC with the SEC at the SEC’s web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at www.paetec.com and also may be obtained without charge by directing a request to PAETEC Holding Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.

PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, is set forth in the registration statement and joint proxy statement/prospectus and other documents filed with the SEC in connection with the proposed transaction.

Media Contact Chris Muller PAETEC (585) 340-8218	Investor Contact Tom Morabito PAETEC (585) 340-5413
chris.muller@paetec.com	tom.morabito@paetec.co

FOR IMMEDIATE RELEASE

PAETEC Closes Incremental Term Loan Facility

FAIRPORT, N.Y. (January 30, 2008) – PAETEC Holding Corp. (NASDAQ GS: PAET) announced today that it has raised $100 million due 2013 through an incremental term loan facility under its existing term and revolving loan credit agreement. After giving effect to the incremental term loan funding, PAETEC had outstanding under the credit agreement term loans in a total principal amount of $595.5 million. The incremental term loan facility was funded on January 29, 2008.

Borrowings under the incremental term loan facility may be used for working capital, capital expenditures, and other general corporate purposes of PAETEC Holding and its subsidiaries. PAETEC may apply a portion of the proceeds from the facility toward the satisfaction, as of the closing of PAETEC’s proposed merger transaction with McLeodUSA Incorporated, of McLeodUSA’s outstanding 10  1/2% Senior Second Secured Notes due 2011.

Additional information about the new facility will be contained in PAETEC’s filing on Form 8-K with the Securities and Exchange Commission.

About PAETEC

PAETEC (NASDAQ GS: PAET) is personalizing business communications for medium-sized and large businesses, enterprise organizations, and institutions across the United States. PAETEC offers a comprehensive suite of IP, voice, data and Internet services, as well as enterprise communications management software, network security solutions, CPE, and managed services. For more information, visit www.paetec.com.

Additional Information and Where to Find it

PAETEC Holding Corp. has filed with the SEC a registration statement on Form S-4 (File No. 333-148172), which contains a joint proxy statement/prospectus regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS, INCLUDING THE SUPPLEMENT TO THE JOINT PROXY STATEMENT/PROSPECTUS, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PAETEC, MCLEODUSA INCORPORATED AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus has been sent to PAETEC’s stockholders seeking their approval of PAETEC’s issuance of shares in the transaction and to McLeodUSA Incorporated stockholders seeking their approval of the merger agreement and the merger transaction. Investors and security holders may obtain a free copy of the registration statement and joint proxy statement/prospectus and other documents filed by PAETEC with the SEC at the SEC’s web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at www.paetec.com and also may be obtained without charge by directing a request to PAETEC Holding Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.

PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, is set forth in the registration statement and joint proxy statement/prospectus and other documents filed with the SEC in connection with the proposed transaction.

###

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.